UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Name of Issuer)

Common Shares, par value US$0.0004 Per Share
(Title of Class of Securities)

81663 N206
(CUSIP Number)

Zheng Jinliang
Legal Counsel
Datang Telecom Technology & Industry Holdings Co., Ltd.
No. 40 Xueyuan Road
Beijing 100191, China
Telephone: +86 10 62301914

With a copy to:

Shuang Zhao, Esq.
Shearman & Sterling LLP
c/o 12th Floor, Gloucester Tower
15 Queen’s Road
Central, Hong Kong
(852) 2978-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 81663 N206	Page 2 of 10

1		NAME OF REPORTING PERSONS Datang Telecom Technology & Industry Holdings Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 6,650,764,7891
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 6,650,764,789
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,650,764,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%2
14		TYPE OF REPORTING PERSON (See Instructions) CO

1 Consists of:  (i) 6,116,138,341 shares of common stock, par value US$0.0004 each (the “Common Stock”), of Semiconductor Manufacturing International Corporation (the “Issuer”); (ii) convertible bonds convertible into 531,481,129 shares of Common Stock of the Issuer; and (iii) 3,145,319 shares of Common Stock issuable upon the exercise of options held by Mr. Chen Shanzhi within 60 days from the date hereof.

2 This calculation is rounded to the nearest tenth and is based on 32,229,443,232 shares of Common Stock of the Issuer outstanding as of May 26, 2014 as published on the Hong Kong Stock Exchange.

SCHEDULE 13D/A

CUSIP No. 81663 N206	Page 3 of 10

1		NAME OF REPORTING PERSONS Datang Holdings (Hongkong) Investment Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 6,650,764,7893
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 6,650,764,789
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,650,764,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%4
14		TYPE OF REPORTING PERSON (See Instructions) CO

3 Consists of:  (i) 6,116,138,341 shares of Common Stock of the Issuer; (ii) convertible bonds convertible into 531,481,129 shares of Common Stock of the Issuer; and (iii) 3,145,319 shares of Common Stock issuable upon the exercise of options held by Mr. Chen Shanzhi within 60 days from the date hereof.

4 This calculation is rounded to the nearest tenth and is based on 32,229,443,232 shares of Common Stock of the Issuer outstanding as of May 26, 2014 as published on the Hong Kong Stock Exchange.

SCHEDULE 13D/A

CUSIP No. 81663 N206	Page 4 of 10

Item 1.	Security and Issuer

This Amendment No. 6 (this “Amendment”) amends the Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on  November 17, 2008,  as previously amended by Amendment No. 1 filed on January 5, 2009, Amendment No. 2 filed on January 20, 2012, Amendment No. 3 filed on September 19, 2012, Amendment No. 4 filed on December 20, 2013 and Amendment No. 5 filed on May 30, 2014, respectively (the “Original Schedule 13D”), with respect to the common stock, par value US$0.0004 per share (the “Common Stock”), of Semiconductor Manufacturing International Corporation (“SMIC” or the “Issuer”), a company incorporated in the Cayman Islands, having its principal executive offices at 18 Zhangjiang Road, Pudong New Area, Shanghai 201203, People’s Republic of China. Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 2.	Identity and Background

The Item 2 is hereby amended in its entirety as follows:

(a) — (c); (f) This Amendment is being filed by (i) Datang Telecom Technology & Industry Holdings Co., Ltd., a corporation organized under the laws of the People’s Republic of China (“Datang”), and (ii) Datang Holdings (Hongkong) Investment Company Limited, a corporation organized under the laws of Hong Kong (the “HKCo”). Datang and HKCo are hereinafter referred to, collectively the “Reporting Persons” and each a “Reporting Person”. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint amendment to Schedule 13D. Datang’s principal office address is No. 40 Xueyuan Road, 100191, Beijing, People’s Republic of China. The principal business of Datang is technology development and innovation in mobile telecommunication and chip design. HKCo’s principal office address is 18th Floor, Edinburgh Tower, the Landmark, 15 Queen’s Road, Central, Hong Kong. The principal business of HKCo is investment holdings.

Schedule A below lists the executive officers and directors of Datang and contains the information concerning each person including: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship:

Schedule A

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Zhen Caiji	Chinese	Director & Chairman & President	No. 40 Xueyuan Road, 100191, Beijing, China
Yang Yigang	Chinese	Senior Vice President	No. 40 Xueyuan Road, 100191, Beijing, China
Huang Zhiqin	Chinese	Senior Vice President	No. 40 Xueyuan Road, 100191, Beijing, China
Chen Shanzhi	Chinese	Senior Vice President	No. 40 Xueyuan Road, 100191, Beijing, China
Zhou Desheng	Chinese	Vice President	No. 40 Xueyuan Road, 100191, Beijing, China
Li Yonghua	Chinese	Vice President	No. 40 Xueyuan Road, 100191, Beijing, China
Lang Liyan	Chinese	Director	No. 40 Xueyuan Road, 100191, Beijing, China

SCHEDULE 13D/A

CUSIP No. 81663 N206	Page 5 of 10

Name	Citizenship	Present Principal Occupation or Employment		Business Address
Wang Yi	Chinese	Independent Director	`	No. 40 Xueyuan Road, 100191, Beijing, China
Li Weian	Chinese	Independent Director		No. 40 Xueyuan Road, 100191, Beijing, China
Ye Tianchun	Chinese	Independent Director		No. 40 Xueyuan Road, 100191, Beijing, China
Duan Chenhui	Chinese	Director		No. 40 Xueyuan Road, 100191, Beijing, China
Lu Ruizhong	Chinese	Director		No. 40 Xueyuan Road, 100191, Beijing, China
Yu Rui	Chinese	Director		No. 40 Xueyuan Road, 100191, Beijing, China

(d) — (e) During the past five years, neither Datang nor, to the best of its knowledge, any person named in Schedule A above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule B below lists the executive officers and directors of HKCo and contains the information concerning each person including: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship:

Schedule B

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Zhen Caiji	Chinese	Director—HKCo	No. 40 Xueyuan Road, 100191, Beijing, China

(d) — (e) During the past five years, neither HKCo nor, to the best of its knowledge, any person named in Schedule B above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Item 3 is hereby amended in its entirety as follows:

On November 6, 2008, the Issuer and Datang entered into a share purchase agreement (the “2008 SPA”), pursuant to which Datang purchased on December 24, 2008 an aggregate of 3,699,094,300 shares of Common Stock (the “2008 Subscription”). The 2008 SPA provides that in the event that the Issuer proposes to issue any new shares of Common Stock, any shares convertible into or exchangeable into Common Stock or any warrants or other rights to subscribe for Common Stock of the Issuer following the 2008 Subscription, Datang shall have the pre-emptive right to purchase equity securities of the Issuer to enable Datang to hold after such issuance a pro rata portion of the Common Stock equal to the percentage of the issued share capital of the Issuer then beneficially owned by Datang prior to such issuance.

SCHEDULE 13D/A

CUSIP No. 81663 N206	Page 6 of 10

On July 8, 2010, J.P. Morgan Securities (Asia Pacific) Limited and the Royal Bank of Scotland N.V., Hong Kong Branch entered into a placing agreement with the Issuer to place 1.5 billion new shares of Common Stock of the Issuer to certain independent third parties. Subsequent to the Issuer’s placement of 1.5 billion new shares of Common Stock in July 2010, on August 16, 2010 Datang entered into a subscription agreement (the “2010 SPA”) with the Issuer pursuant to which Datang purchased through HKCo on November 16, 2010 a total of 1,528,038,461 shares of Common Stock, including 269,730,844 shares pursuant to its pre-emptive right under the 2008 SPA (the “Pre-emptive Shares”) and 1,258,307,617 new shares in addition to the Pre-emptive Shares.

On April 18, 2011, the Issuer entered into a subscription agreement with Country Hill Limited (“CIC”), a wholly-owned subsidiary of China Investment Corporation, pursuant to which the Issuer issued to CIC on June 3, 2011 (i) 360,589,053 convertible preferred shares, par value US$0.0004 each, (the “Convertible Preferred Shares”) at a price of HK$5.39 per Convertible Preferred Share, and (ii) a warrant to purchase up to 72,117,810 Convertible Preferred Shares at an exercise price of HK$5.39 per Convertible Preferred Share, as disclosed in the Schedule 13D filed by CIC on June 13, 2011. Pursuant to a further subscription agreement dated May 5, 2011 (the “2011 SPA”) and a warrant agreement dated September 16, 2011 (the “2011 Warrant Agreement”) entered into by Datang with the Issuer, Datang purchased through HKCo on September 16, 2011 (i) 84,956,858 Convertible Preferred Shares at a price of HK$5.39 per Convertible Preferred Share; and (ii) a warrant to purchase 16,991,371 Convertible Preferred Shares at an exercise price of HK$5.39 per Convertible Preferred Share (the “Warrant”) pursuant to its pre-emptive right under the 2008 SPA. Pursuant to the 2011 SPA, Datang’s Convertible Preferred Shares were mandatorily converted into Common Stock at the then applicable conversion rate on June 4, 2012. Pursuant to the 2011 Warrant Agreement, the Warrants terminated and became void as of 11:59 p.m., Hong Kong time, June 4, 2012.

On November 7, 2013, the Issuer issued US$200,000,000 zero coupon convertible bonds due 2018 (the “Convertible Bonds”) which were offered and sold to six or more independent placees and have been listed on on the Singapore Exchange Securities Trading Limited on November 8, 2013. The conversion price will initially be HK$0.7965 per share of Common Stock with a fixed exchange rate of HK$7.7532 =US$1.00. The conversion price will be subject to adjustment for consolidation, subdivision or reclassification of shares of Common Stock, capitalisation of profits or reserves, distribution, rights issue of shares of Common Stock or options over shares of Common Stock, rights issues or other securities (other than shares or options), issue of securities at below the current market price, modification of rights of conversion and other offers to shareholders, subject to the terms and conditions of the Convertible Bonds.

On December 18, 2013, pursuant to its pre-emptive right under the 2008 SPA, Datang and the Issuer entered into a subscription agreement (the “2013 SA”), pursuant to which Datang agrees to subscribe US$ 54,600,000 principal amount of Convertible Bonds at a price equivalent to the issue price of the placed Convertible Bonds and on the same terms as the terms and conditions of the placed Convertible Bonds (the “2013 CB Subscription”), which is conditional on, among other things, the obtaining of the necessary governmental approvals and the approval of the independent shareholders of the Issuer. The 2013 CB Subscription was completed on May 29, 2014.

On June 4, 2014, the Issuer, HKCo, Deutsche Bank AG, Hong Kong Branch and J.P. Morgan Securities (Asia Pacific) Limited entered into a placing and subscription agreement (the “2014 Placing and Subscription Agreement”). Pursuant to the 2014 Placing and Subscription Agreement, HKCo agreed to appoint Deutsche Bank AG, Hong Kong Branch and J.P. Morgan Securities (Asia Pacific) Limited as agents (collectively, the “Placing Agents”), and the Placing Agents agreed to use their best efforts to place 2,590,000,000 shares of Common Stock (the “Sale Shares”) held by HKCo during the placing period which commenced upon the execution of the 2014 Placing and Subscription Agreement and terminated at 7:30 p.m. (Hong Kong time) on June 5, 2014 (the “Placing”), at the placing price of HK$0.60 per share of Common Stock (the “Placing Price”). At the completion of the Placing, the Placing Agents shall make payment to HKCo the aggregate Placing Price of the Sale Shares (less the commission and expenses payable to the Placing Agents as set out in the 2014 Placing and Subscription Agreement).

SCHEDULE 13D/A

CUSIP No. 81663 N206	Page 7 of 10

In addition, pursuant to the 2014 Placing and Subscription Agreement, HKCo agreed to subscribe for, and the Issuer agreed to allot and issue to HKCo, 2,590,000,000 shares of Common Stock (the “Subscription Shares”, equivalent to the number of the Sale Shares) at the subscription price of HK$0.60 per share of Common Stock (equivalent to the Placing Price) (the “Subscription”). The completion of the Subscription is conditional upon (i) the listing committee of The Stock Exchange of Hong Kong Limited granting listing and permission to deal in the Subscription Shares, and (ii) the completion of the Placing having occurred. If the abovementioned conditions are not fulfilled within 14 days after the date of the 2014 Placing and Subscription Agreement or such later date as may be agreed between the Issuer and HKCo, the Issuer and HKCo shall take any necessary steps to fulfill any applicable requirements under the listing rules of The Stock Exchange of Hong Kong Limited, including but not limited to, obtaining the approval of the independent shareholders of the Issuer prior to the completion of the Subscription. At the completion of the Subscription, HKCo shall pay the Issuer the aggregate of the Placing Price multiplied by the number of Subscription Shares less the commissions relating to the Placing paid to the Placing Agents by HKCo as set out in the 2014 Placing and Subscription Agreement and the costs and expenses properly incurred by HKCo in relation to the Placing and/or the Subscription. The purpose of the transactions contemplated by the 2014 Placing and Subscription Agreement was to assist the Issuer raising funds.

The description of the 2008 SPA, 2010 SPA, 2011 SPA, 2011 Warrant Agreement, 2013 SA and 2014 Placing and Subscription Agreement is a summary and is qualified in its entirety by the terms of such agreements, copies of which are incorporated by reference as described in Exhibits A, B, C, D, F and G respectively, to this Amendment, and each of which is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Item 4 is hereby amended in its entirety as follows:

The information set forth in Item 3 of this Amendment is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable, subject to applicable law, to benefit from changes in market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, subject to the limitations set forth in applicable law, the Reporting Persons’ modifying their ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D instructions.

In addition to the transactions indicated in Item 3 above, subject to applicable law, the Reporting Persons reserve the right to formulate other plans and/or other proposals, and take such actions with respect to their investment in the Issuer, including any other or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D instructions, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

SCHEDULE 13D/A

CUSIP No. 81663 N206	Page 8 of 10

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

(a) — (b) As of the date of this Amendment, Datang may be deemed to have (i) beneficial ownership and (ii) shared power with HKCo to vote or direct to vote, and shared power with HKCo to dispose or direct disposition of, 6,650,764,789 shares of Common Stock, representing 20.6% of the outstanding Common Stock on an as-converted basis. Datang may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because HKCo, the record owner of the Common Stock, is Datang’s wholly-owned subsidiary.

As of the date of this Amendment, HKCo may be deemed to have (i) beneficial ownership and (ii) shared power with Datang to vote or direct to vote, and shared power with Datang to dispose or direct disposition of, 6,650,764,789 shares of Common Stock, representing 20.6% of the outstanding Common Stock on an as-converted basis. HKCo may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because HKCo is the record owner of the Common Stock.

Chen Shanzhi, as a director of the Issuer, owns stock options granted to him under the Issuer’s stock option plan adopted on March 18, 2004, to acquire 3,145,319 shares of Common Stock of the Issuer. All compensation received by Mr. Chen resulting from his service on the board of directors of the Issuer is to be submitted to Datang. As a result, Datang may be deemed to beneficially own the 3,145,319 shares of Common Stock that are currently exercisable or exercisable within 60 days of the date hereof upon the exercise of stock options issued to Mr. Chen.

(c) Other than the CB Subscription as described in Item 3 above, none of the Reporting Persons nor, to their best knowledge, any of the persons set forth on Schedule A and Schedule B above, has effected any transaction in Common Stock during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities

Item 6 is hereby amended in its entirety as follows:

The information disclosed in Items 3 through 5 above is incorporated herein by reference.

On January 20, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this Joint Filing Agreement is attached hereto as Exhibit E and is incorporated herein by reference.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

SCHEDULE 13D/A

CUSIP No. 81663 N206	Page 9 of 10

Item 7.	Material to be Filed as Exhibits

Exh. No.	Document

A
Share Purchase Agreement, dated November 6, 2008, by and between Semiconductor Manufacturing International Corporation and Datang Telecom Technology & Industry Holdings Co., Ltd. with respect to the acquisition of 3,699,094,300 shares of Common Stock (incorporated by reference to Exhibit 99.1 to the Issuer’s current report on Form 6-K filed on November 17, 2008).

B
Subscription Agreement, dated August 16, 2010, by and between Semiconductor Manufacturing International Corporation and Datang Telecom Technology & Industry Holdings Co., Ltd. with respect to the acquisition of 1,528,038,461 shares of Common Stock (incorporated by reference to Exhibit B to Datang’s Schedule 13D filed on November 26, 2010).

C
Share Subscription Agreement, dated May 5, 2011, by and between Semiconductor Manufacturing International Corporation and Datang Holdings (Hongkong) Investment Company Limited with respect to the acquisition of 84,956,858 Convertible Preferred Shares and a warrant to purchase 16,991,371 Convertible Preferred Shares (incorporated by reference to Exhibit C to Datang’s Amendment No. 2 to Schedule 13D filed on January 20, 2012).

D
Warrant Agreement, dated September 16, 2011, by and between Semiconductor Manufacturing International Corporation and Datang Holdings (Hongkong) Investment Company Limited with respect to the issuance of a warrant to purchase 16,991,371 Convertible Preferred Shares (incorporated by reference to Exhibit D to Datang’s Amendment No. 2 to Schedule 13D filed on January 20, 2012).

E
Joint Filing Agreement, dated January 20, 2012, by and between Datang Telecom Technology & Industry Holdings Co., Ltd. and Datang Holdings (Hongkong) Investment Company Limited with respect to the joint filing of Schedule 13D/A (incorporated by reference to Exhibit E to Datang’s Amendment No. 2 to Schedule 13D filed on January 20, 2012).

F
Subscription Agreement, dated December 18, 2013, by and between Semiconductor Manufacturing International Corporation and Datang Holdings (Hongkong) Investment Company Limited with respect to subscription of US$ 54,600,000 principal amount of Convertible Bonds (incorporated by reference to Exhibit F to Datang’s Amendment No. 4 to Schedule 13D filed on December 20, 2013).

G
Placing and Subscription Agreement, dated June 4, 2014, by and among Semiconductor Manufacturing International Corporation, Datang Holdings (Hongkong) Investment Company Limited, Deutsche Bank AG, Hong Kong Branch and J.P. Morgan Securities (Asia Pacific) Limited with respect to the sale of 2,590,000,000 shares of Common Stock and the subscription of 2,590,000,000 shares of Common Stock.

SCHEDULE 13D/A

CUSIP No. 81663 N206	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2014	Datang Telecom Technology & Industry Holdings Co., Ltd.

	By:	/s/ Guo Guangli
	Name:	Guo Guangli
	Title:	Authorized Representative

Datang Holdings (Hongkong) Investment Company Limited

By:	/s/ Guo Guangli
Name:	Guo Guangli
Title:	Authorized Representative